December 13, 2005

Via Facsimile ((212) 715-8000) and U.S. Mail

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Re:	The Pep Boys - Manny, Moe and Jack
      Soliciting Materials Pursuant to Rule 14a-12
      Filed December 6, 2005 by Barington Companies Equity
Partners,
L.P.

Dear Mr. Smith:

	We have the following comments on the above-referenced filing:

Soliciting Materials
1. You state in your filing that no meeting of shareholders of Pep Boys is currently pending or scheduled and that neither Barington Companies Equity Partners nor any other person named therein is currently soliciting, or has determined to solicit in the future, any proxies with respect to shares of common stock of Pep Boys. You also state that the presentation is being filed under Rule 14a-12 out of an abundance of caution, that you do not believe that the filing of such presentation is required under Rule 14a-12 and that you are making the filing for supplemental informational purposes only.
Be
advised that the Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that you will either (i) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from public solicitation activities of Pep Boys security holders.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments promptly, submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with our comment, please tell us why in your response. Direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
December 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE